EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Three Months Ended		Nine Months Ended
	September 26, 2008	September 28, 2007	September 26, 2008		September 28, 2007
Computation of Earnings:
Income before income taxes	$275	$304	$(4,632)		$691
Add:
Interest expense	141	149	422		447
Amortization of capitalized interest	—	—	2		2
Amortization of debt premium/discount and expenses	6	11	16		27
Interest portion of rent expense	21	21	60		60

Earnings as adjusted	$443	$485	$(4,132)		$1,227

Computation of Fixed Charges:
Interest expense	$141	$149	$422		$447
Capitalized interest	—	—	2		2
Amortization of debt premium/discount and expenses	6	11	16		27
Interest portion of rent expense	21	21	60		60

Fixed charges	$168	$181	$500		$536

Ratio of Earnings to Fixed Charges (A)	2.65	2.68	n/a	(B)	2.29

(A)	Ratios were calculated prior to rounding to millions.
(B)	Fixed charges exceeded our adjusted earnings by $4.6 billion for the nine months ended September 26, 2008.